EXHIBIT 1

GIVEN IMAGING LTD.
Yoqneam Industrial Park
Yoqneam, Israel 20692

April 9, 2004

Dear Shareholder:

        You are cordially invited to attend the 2004 Annual General Meeting of shareholders of Given Imaging Ltd. on May 3, 2004, beginning at 4:00 p.m., local time, at the Company's head offices, at 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

        Holders of the Company's ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of shareholders. Your Board of Directors recommends a vote ''FOR'' all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares be represented and voted at the Annual General Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours, DORON BIRGER Chairman of the Board of Directors

GIVEN IMAGING LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        To the Shareholders of Given Imaging Ltd.:

        The Annual General Meeting of Shareholders of Given Imaging Ltd. (the ''Company'') will be held at the Company's head offices, at 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, on May 3, 2004, at 4:00 p.m., local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual Meeting (''Proposal 1'');
2.	To elect the outside directors of the Company to serve for one additional term of three years, until December 2007 (''Proposal 2'');
3.	To increase the number of ordinary shares reserved for issuance under the 2003 Stock Option Plan by an additional 1,000,000 shares (''Proposal 3'');
4.	To increase the Company's authorized share capital and to amend the Company's Memorandum and Articles of Association to reflect such increase (''Proposal 4'');
5.	To approve compensation for the directors of the Company (''Proposal 5'');
6.	To approve the compensation of the President and Chief Executive Officer of the Company (''Proposal 6'');
7.	To approve indemnification agreements and the extension of insurance coverage for certain directors of the Company (''Proposal 7'');
8.	To reappoint the firm of Somekh Chaikin, a member of KPMG International (''KPMG''), as the Company's independent auditors until the Company's next annual general meeting, and to authorize the Company's board of directors to determine their remuneration (''Proposal 8''); and
9.	To report on the business of the Company for the year ended December 31, 2003, and to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        Only shareholders of record at the close of business on April 2, 2004, are entitled to notice of, and to vote at, the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

        If you are present at the Annual General Meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Very truly yours, DORON BIRGER Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement is being furnished to holders of ordinary shares, par value NIS 0.05 each, of Given Imaging Ltd., an Israeli corporation (the ''Company''), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on May 3, 2004, at 4:00 p.m., local time, at the Company's head offices at 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the ''Annual Meeting''). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about April 9, 2004.

The Proxy

        Gavriel D. Meron, Zvi Ben David and Yoram Ashery, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke his, her or its proxy by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy a written notice canceling the proxy or appointing a different proxy, or upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy or by attending and voting in person at the Annual Meeting. Attendance at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

        Shareholders of record who held ordinary shares at the close of business on April 2, 2004 (the ''Record Date''), are entitled to notice of and to vote at the General Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners, have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card for you to in directing the holder of record how to vote the shares.

        As of the Record Date, there were 25,750,538 ordinary shares issued, outstanding and entitled to vote at the General Meeting.

Quorum and Voting

        Pursuant to the Company's Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy who hold or represent between them at least 33 1/3% of the Company's issued share capital. Under Israeli law and the Company's Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal and, in the case of

Proposal 2, certain additional requirement apply as set forth therein. On each matter submitted to shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders. Shareholders will not be allowed to cumulate their votes in the election of directors.

        A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote ''for'' nor ''against'' the matter, although they will be counted as present in determining if a quorum is present.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend at the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at a the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company's Shareholder Register.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of the Record Date for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company's directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	9,425,972	36.6%
OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Advisors Inc., Samuel D. Isaly(2)	4,052,649	15.8%
All directors and executive officers as a group(3)	15,228,357	56.1%

(1)	Based on a Schedule 13D filed on May 19, 2003 and amended on September 4, 2003 and on information provided to us supplementally, consists of 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd. (''DIC''), 3,232,310 ordinary shares owned by RDC Rafael Development Corporation Ltd. (''RDC'') and 2,731,221 ordinary shares owned by Elron Electronics Industries Ltd. (''Elron''). As of March 17, 2004, Elron owned all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, hold 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of March 17, 2004, DIC owned approximately 38.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of March 17, 2004, IDB Holding Corporation (''IDBH'') owned approximately 58% of the outstanding shares of IDB Development Corporation (''IDBD'') which, in turn, owned approximately 69% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd. (''Ganden''), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (''Manor''), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (''Livnat''), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our Board of Directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, unless terminated by agreement of both parties thereto.

(2)	Based on a Schedule 13D filed on May 15, 2002 and on information provided to us supplementally, consists of 2,475,736 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P. (''Caduceus''); 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio (''Eaton Vance''); 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust (''Finsbury''); 500,000 ordinary shares owned by PW Juniper Crossover Fund LLC (''Juniper''); 92,173 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC (''OrbiMed Associates''); 2,820 ordinary shares owned by OrbiMed Capital LLC (''OrbiMed Capital''); options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC; 1480 ordinary shares owned by Samuel D. Isaly; 1,480 ordinary shares owned by Sven Borho; 1,480 ordinary shares owned by Michael Sheffery; 1,480 ordinary shares owned by Carl L. Gordon. OrbiMed Capital is the general partner of Caduceus, OrbiMed Advisors LLC acts as managing member of OrbiMed Associates, OrbiMed Advisors Inc. acts as investment manager of Juniper, OrbiMed Advisors LLC acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors LLC, OrbiMed Capital and OrbiMed Advisors, Inc. have discretionary investment management authority with respect to the assets of Caduceus, OrbiMed Associates and Juniper. Samual D. Isaly owns all of the outstanding stock of, and controls the management and operation of OrbiMed Advisors Inc. Samual D. Isaly also owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon, share ownership and control of OrbiMed Associates, OrbiMed Capital and OrbiMed Advisors LLC. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.
(3)	Includes 3,462,441 ordinary shares owned by DIC, 3,232,310 ordinary shares owned by RDC, 2,731,221 ordinary shares owned by Elron and 4,052,649 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company's directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1—ELECTION OF DIRECTORS (EXCEPT OUTSIDE DIRECTORS)

        The Company's Board of Directors currently consists of nine members. Except for the Outside Directors, as defined below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a General Meeting in person or by proxy.

        The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of shareholders: Mr. Doron Birger, who serves as the Chairman of the Board; Mr. Jonathan Silverstein; Mr. Reuven Baron; Dr. Dalia Megiddo; Chen Barir; Eyal Lifschitz; and Gavriel D. Meron.

        Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Directors (Except Outside Directors) Nominated For Reelection at this Annual Meeting

Nominee	Business Experience
Doron Birger	Mr. Birger, age 52, has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and Elbit Systems Ltd. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.
Jonathan Silverstein	Mr. Silverstein, age 37, has served as a director since September 2000. Mr. Silverstein joined OrbiMed Advisors LLC in 1999 and is currently a managing director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of DOV Pharmaceuticals, Auxilium Pharmaceuticals, and Predix Pharmaceuticals and is a former director of Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.
Reuven Baron	Mr. Baron, age 60, has served as a director since July 2000. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael Armament Development Authority, and from 1994 to 2000, he was Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.

Dr. Dalia Megiddo	Dr. Dalia Megiddo, age 52, has served as a director since October 2001 and serves as an independent director under the Nasdaq Marketplace Rules. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences, and was recently appointed a director of Elron Electronic Industries, one of our shareholders. Since 1994, Dr. Megiddo has also served as Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. Dr. Megiddo also currently serves as a director of Elron Electronic Industries. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.
Chen Barir	Mr. Barir, age 45, has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., Vice Chairman of Oncura Ltd., and a director of Optonol, Inc. and Elron Electronic Industries Ltd. Mr. Barir holds an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.
Eyal Lifschitz	Mr. Lifschitz, aged 36, has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer and General Manager of Peregrine Ventures, a venture capital fund focused on the technology industry in Israel. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology and biotech companies, including Becontree Systems, Inc., where he served as Director of Business Development from 1999 to 2001, Vision Care Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, ECR Ltd., where he served as General Manager from 1994 to 2001, and Pharmacies, Inc., where he served as Director of Business Development from 1990 to 1994. Mr. Lifschitz holds an LL.B. from Shearei Mishpat, Israel.
Gavriel D. Meron	Mr. Meron, age 51, founded Given Imaging in 1998 and has served as President and Chief Executive Officer since that time. Mr. Meron became a director in August 2002. Prior to founding Given Imaging, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Meeting in person or by proxy is necessary to elect each of above named nominees as directors.

        The Board of Directors recommends a vote ''FOR'' the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2—ELECTION OF OUTSIDE DIRECTORS

        Under the Israeli Companies Law, Israeli public companies, including a company whose shares are traded on an exchange located outside of Israel, are required to appoint two individuals to serve as Outside Directors on the Board of Directors of such company. An ''Outside Director'' is defined under the Companies Law, as an individual, who at the time of appointment, and two years prior to such appointment, such individual (and such individual's relatives, partners, employers or corporate entities controlled by such person) had and continues to have no interest in and/or potential conflict of interest with the Company. The initial term of an Outside Director is three years and may be extended by an annual or a special general meeting for one additional three-year period.

        The Board of Directors has nominated for reelection the following two individuals who previously were elected as the Outside Directors of the Company in December 2001 and whose terms of office will expire in December 2004: James M. Cornelius and Michael Grobstein.

        Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. Outside Directors may only be removed by the votes of the same percentage of shareholders as is required for their election, or by a court, and then only if the Outside Directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an Outside Directorship becomes vacant, a company's board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a new Outside Director.

Outside Directors Nominated For Reelection at this Annual Meeting

Nominee	Business Experience
James M. Cornelius	Mr. Cornelius, age 60, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly's Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly's Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.
Michael Grobstein	Mr. Grobstein, age 61, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently chairman of Guidant's audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm's worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

        The shareholders are being asked to appoint the Outside Director nominees listed above for an additional three-year term until December 2007, as provided by the Israeli Companies Law. Election of the Outside Directors requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that either:

•	such majority includes at least one-third of the ordinary shares present at the meeting and voting in favor of the election and such ordinary shares are held by Non-Controlling Shareholders or their representatives; or
•	the total number of shares present at the meeting and voting against the election of an Outside Director does not exceed 1% of the aggregate voting rights in the Company.

        The term ''Controlling Shareholder'' means any person having the ability to direct the actions of a company, other than by means of being a director or office holder in the company, or a shareholder that holds 50% or more of the outstanding voting rights of a public company or the right to appoint a majority of the Board of Directors or the Chief Executive Officer of a company. If a public company does not have a shareholder that holds 50% or more of its voting rights, then the term ''Controlling Shareholder'' includes any shareholder that holds 25% or more of the voting rights of the company.

        Based on the declarations of the Outside Directors as to their compliance with the statutory requirements for their re-appointment, the Board of Directors recommends a vote ''FOR'' the proposal to elect each of the above-named nominees as directors.

PROPOSAL 3—AMENDMENT TO 2003 STOCK OPTION PLAN

        The Company is submitting for approval an amendment to the 2003 Stock Option Plan (the ''Plan'') which will increase the number of ordinary shares reserved for issuance under the Plan by an additional 1,000,000 shares.

        The Plan was adopted by the Board of Directors on February 12, 2003 and was approved by the Company's shareholders on June 18, 2003. At the time of approval, a total of 1,500,000 ordinary shares were reserved for issuance under the Plan, together with any ordinary shares underlying unvested options which the Company had granted under its 1998 and 2000 Stock Option Plans which expire without exercise (the ''Unvested Reserved Ordinary Shares''). As of the Record Date, 126,286 ordinary shares remain available for issuance under the Plan. The ordinary shares underlying any unvested options which expire prior to vesting will become available for issuance under the Plan.

        On February 10, 2004, the Board of Directors approved an amendment to the Plan to increase the number of ordinary shares reserved for issuance under the Plan by an additional 1,000,000 shares, bringing the total number of shares available for issuance under the Plan to 1,135,592, plus any Unvested Reserved Ordinary Shares which become available under the Plan. The Board of Directors considers the increase in shares necessary to meet the Company's current needs. The Board of Directors further believes that the Plan is an integral part of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through the acquisition of the Company's ordinary shares. In addition, the Plan plays an important part in employee retention, which is essential for the Company to remain competitive.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of the increase in shares reserved for issuance under the Option Plan by 1,000,000 shares.

        For additional information regarding the Plan, please see Section E of Item 6 ''Directors, Senior Management and Employees'' of Part I of the Company's annual report on Form 20-F as filed with the Securities Exchange Commission on March 17, 2004.

        The Board of Directors recommends a vote ''FOR'' the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the Plan by an additional 1,000,000 shares.

PROPOSAL 4—INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL

        The current authorized share capital of the Company is NIS 3,000,000, divided into 60,000,000 shares of NIS 0.05 par value each. The Company believes that it is in the best interests of Shareholders to increase its authorized share capital in order to provide it with additional flexibility in the future.

        Shareholders are being asked to approve: (i) an increase in the Company's authorized share capital of 1,500,000, such that following approval of such increase, the Company's authorized share capital will be NIS 4,500,000 divided into 90,000,000 ordinary shares of par value NIS 0.05 each; (ii) the replacement of Article 4 of the Company's Articles of Association with the following new Article 4 which shall read: ''The Company's authorized share capital shall be NIS 4,500,000 divided into 90,000,000 ordinary shares of par value NIS 0.05 each.''; and (iii) the amendment of Section 4 of the Company's Memorandum of Association in order to reflect the foregoing changes in the Company's authorized share capital.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of the proposed increase in the Company's authorized share capital and the corresponding amendments to its Memorandum and Articles of Association.

        The Board of Directors recommends that the shareholders vote ''FOR'' the increase of the Company's authorized share capital described above.

PROPOSAL 5—DIRECTOR COMPENSATION

        The Company believes that in order to attract and retain dedicated individuals as directors and in order to provide them with an ownership interest in common with its other shareholders, it needs to provide equity compensation and directors fees at customary levels to its directors. Under the Israeli Companies Law, shareholders must approve the terms of compensation of the Company's directors, whether received in their capacity as directors or otherwise, after its previous approval by the Company's Audit Committee and Board of Directors. The compensation described below has previously been approved by the Audit Committee and Board of Directors. Compensation for Gavriel Meron, the Company's President and Chief Executive Officer, who is also a director, is discussed in Proposal 6.

Stock Options

        Shareholders are being asked to approve the following option grants previously approved by the Board of Directors and the Audit Committee:

•	in 2003, a one-time grant to Eyal Lifschitz, of options to purchase 25,000 ordinary shares upon Mr. Lifschitz commencing service as a director, which vest over a two-year period; and
•	for every year of service on the Board of Directors commencing in 2004, a grant to Eyal Lifschitz, upon each anniversary of his appointment, of options to purchase 8,000 ordinary shares, which vest over an 18-month period.

        The following table sets forth option grants referred to above that have been made, or are proposed to be made, to the named directors for 2003 and to date in 2004:

	Option Grants Made in 2003				Option Grants Made to Date in 2004
Name	One-Time Grant for Board Service	Annual Grant for Board Service	Annual Grant for Committee Service	Annual Grant for Committee Chairperson	Annual Grant for Board Service	Annual Grant for Committee Service	Annual Grant for Committee Chairperson
Michael Grobstein(A)(1)	—	8,000	6,000	11,000	8,000	6,000	11,000
James Cornelius(A)(2)	—	8,000	6,000	11,000	8,000	6,000	11,000
Dalia Megiddo(A)(3)	—	8,000	3,000	—	8,000	3,000	—
Jonathan Silverstein(A)(4)	—	8,000	3,000	—	8,000	3,000	—
Chen Barir(A)	—	8,000	—	—	8,000	—	—
Eyal Lifschitz	25,000	—	—	—	8,000	—	—

(A)	Previously approved by the Company's Shareholders.
(1)	Mr. Grobstein is Chairman of the Audit Committee and a member of the Compensation Committee.
(2)	Mr. Cornelius is Chairman of the Compensation Committee and a member of the Audit Committee.
(3)	Ms. Megiddo is a member of the Audit Committee.
(4)	Mr. Silverstein is a member of the Compensation Committee.

        To date, the exercise price of each option granted to the above-listed directors has been equal to or higher than the closing price of the ordinary shares on the grant date. The exercise price of each option to be granted in the future pursuant to these resolutions will be equal to or higher than the closing price of the ordinary shares on the grant date.

Directors' Fees

        Shareholders are being asked to ratify and approve the following directors' fees, commencing retroactively on January 1, 2003:

•	each member of the Board of Directors, excluding Gavriel Meron, the Company's President and Chief Executive Officer, will receive directors' fees in the amount of $3,750 per fiscal quarter;
•	each member of the Board of Directors, excluding Gavriel Meron, the Company's President and Chief Executive Officer, will be paid for attendance and participation at each meeting of the Board of Directors or a committee of the Board of Directors, in the amount of $1,500 per meeting; and
•	the Company will remunerate the Chairman of the Audit Committee in the amount of $1,250 per fiscal quarter.

        The directors fees in respect of service by our director, Doron Birger, are paid to Elron Electronics Industries, where he serves as President and Chief Executive Officer, and in respect of service by our director, Reuben Baron, are paid to RDC Rafael Development Corporation, where he serves as President and Chief Executive Officer.

        Approval of the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote ''FOR'' the payment of the compensation described above.

PROPOSAL 6—COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

        Shareholders are being asked to approve the following compensation for Gavriel Meron, the Company's President and Chief Executive Officer, who is also a director:

•	For the year 2004, the Board of Directors and the Audit Committee approved for Mr. Meron (1) an increase of $30,000 in Mr. Meron's base salary of $220,000 to $250,000, which increase will be effective only upon the completion of the Company's first profitable quarter during 2004 (at which time it will be implemented retroactively as if the increase became effective on April 1, 2004), (2) a bonus of between zero and $500,000 subject to the Company meeting certain performance targets defined by the Board of Directors, and (3) a grant of options to purchase 120,000 ordinary shares at an exercise price equal to the closing price of the Company's ordinary shares on the Nasdaq National Market on the date of the grant, vesting in five annual installments commencing on the date of the grant. Commencing in July 2003, Mr. Meron's base salary of $220,000 was subject to a 17% reduction as part of measures that the Company took at that time to reduce its operating costs. The reduction remained in effect until March 31, 2004. Mr. Meron also has the use of an automobile and 22 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel.
•	Mr. Meron's employment agreement, which expired on August 1, 2003, was extended until August 1, 2006, unless earlier terminated by either Mr. Meron or us upon one year notice. We may also terminate this agreement immediately for cause. Upon extension of Mr. Meron's employment agreement, we granted Mr. Meron options to purchase 100,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of the grant, vesting in four annual installments commencing on the date of the grant. The extended employment agreement provides, among other things, that upon the termination of Mr. Meron's employment (except when such termination is due to the breach by Mr. Meron of his duty of loyalty, willful misrepresentation of a material fact, conviction of any crime or offense involving the Company or moral turpitude, or for similar causes), Mr. Meron will be entitled to prior notice of (1) one year; or (2) two years, if the Company terminates his employment immediately preceding or following (A) the merger or acquisition of the Company by another entity, if, following such transaction, the holders of the outstanding voting power of the Company prior to the transaction cease to hold a majority of the outstanding voting power of the surviving entity; or (B) a sale of all or substantially all of the assets of the Company (each an ''M&A Event''). Should the Company terminate Mr. Meron's employment with immediate effect, or with a shorter notice, it is required to continue to pay to Mr. Meron his salary and the associated benefits during the remainder of the applicable notice period. Upon the occurrence of any M&A Event, and provided the M&A Event takes place during Mr. Meron's employment, all options previously granted to Mr. Meron will be accelerated and become immediately vested.

        Approval of the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote ''FOR'' the payment of the compensation described above.

PROPOSAL 7—INDEMNIFICATION AGREEMENTS FOR CERTAIN DIRECTORS

        The Company believes that in order to attract and retain dedicated individuals as directors, it must provided for appropriate exculpation and indemnification arrangements in compliance with, and subject to the limitations under, U.S. and Israeli law. Our Articles of Association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law.

Summary of Exculpation and Indemnification under the Companies Law

        Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of the duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our Articles of Association include such a provision.

        An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court; and
•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care to the company or to a third party; and
•	a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care committed intentionally or recklessly;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine levied against the office holder.

        Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Extension to New Directors

        Our shareholders approved agreements, each an Indemnification Agreement, with each of our directors and executive officers at the time of our initial public offering undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law. Indemnification under this agreement is limited to events and amounts determined as foreseeable by the board of directors, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. Indemnification under this agreement does not include, among other things, liability arising out of a breach of fiduciary duty, unless made in good faith and with reasonable grounds to believe it would not harm the Company's interests, or a reckless breach of duty of care. In addition, our directors and executive officers are currently covered by a directors' and officers' liability insurance policy (the ''Insurance Policy''), which covers the period from April 1998 to October 2, 2004. The policy has two layers, the first one was issued for a three-year period following our initial public offering on October 4, 2001 until October 2, 2004. The policy also provides additional coverage for a 12-month period which began following our initial public offering and has been renewed every year for an additional 12-month period, which is ending on October 2, 2004. To date, no claims for directors and officers' liability insurance have been filed under this policy.

        Shareholders are being asked to approve the Company entering into an agreement in substantially the form of the Indemnification Agreement with, and extending the coverage provided by the Insurance Policy to, our directors, Chen Barir and Eyal Lifschitz.

        Approval of the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors. The Board of Directors recommends that the shareholders vote ''FOR'' the payment of the compensation described above.

PROPOSAL 8—APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY'S
INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATON TO DETERMINE COMPENSATION

        The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (''KPMG''), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2004, and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company's board of directors to determine their remuneration.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to KPMG in each of our previous two fiscal years:

	2002	2003
	(in thousands) (unaudited)
Audit fees	$178	$175
Audit-related fees	121	21
Tax fees	36	36
All other fees	41	27

Total	$376	$259

        The Company's audit committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

        Representatives of KPMG will not be present at the Annual Meeting.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the appointment of KPMG as the Company's independent auditors until the next annual general meeting, and for the authorization of the Company's board of directors to determine remuneration.

        The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditors, subject to shareholder approval. Accordingly, the Board of Directors recommends a vote ''FOR'' this proposal.

AUDIT COMMITTEE REPORT

        The Audit Committee is comprised solely of independent directors, as defined in the Nasdaq Marketplace Rules, and operates under a written charter, a copy of which is attached to this proxy statement as Exhibit A. In 2003, the Board of Directors of the Company approved changes to the audit committee charter to satisfy the requirements of the Sarbanes-Oxley Act of 2002.

        The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are ''independent'' under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company's internal auditor and the independent auditors. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company's Annual Report to Shareholders for the year ended December 31, 2003, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, ''Communication with Audit Committees.'' The Audit Committee's discussions with the internal and independent auditors were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

        In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, ''Independence Discussions with Audit Committees,'' and approved the fees for audit, audit-related and nonaudit services provided by the independent auditors, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor's independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditors, subject to shareholder approval.

        Submitted by the Audit Committee of the Company's Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dr. Dalia Megiddo

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the 2004 annual meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the 2004 annual meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company's outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company's annual meeting of shareholders to be held in 2005, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company's proxy statement by December 31, 2004, the Company will not include such proposal in the agenda for the 2005 annual meeting of shareholders.

REPORT OF THE BOARD OF DIRECTORS

        At the Company's Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company's consolidated financial statements for the year ended December 31, 2003.

OTHER BUSINESS

        The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company's Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

        Copies of the Company's 2003 Annual Report to shareholders are being mailed to shareholders simultaneously with this Proxy Statement. The financial statements and financial information appearing in such Annual Report are incorporated by reference herein. In addition, the Company filed an Annual Report on Form 20-F with the Securities and Exchange Commission on March 17, 2004. Shareholders may obtain a copy of this report without charge at www.givenimaging.com.

By Order of the Board of Directors, DORON BIRGER, Chairman of the Board of Directors

Yoqneam, Israel
Date: April 9, 2004

EXHIBIT A

Given Imaging Ltd. (the "Company'')
AUDIT COMMITTEE CHARTER

        The Board of Directors (the ''Board'') of the Company has constituted and established an Audit Committee (the ''Committee'') with the authority, responsibility and specific duties as described in this Audit Committee Charter (this ''Charter'').

A. Purpose

        The Committee will assist the Board in fulfilling its oversight responsibility to the shareholders and others by reviewing (1) the Company's financial statements and other published financial information, (2) the systems of internal accounting and financial controls, and the financial reporting process, (3) the internal audit function, (4) the annual independent audit of the Company's financial statements, and (5) suspected business irregularities and legal compliance issues which are reported to it.

        In meeting its responsibilities, other than as set forth herein, the Committee's policies and procedures shall be flexible so that it may react to changing circumstances or conditions.

B. Membership

        The membership of the Committee shall consist of three members of the Board, all of whom shall qualify as ''independent directors'' under applicable law and the Nasdaq National Market listing requirements and two of whom (who may be the same as the persons qualifying as independent directors) shall qualify as ''outside directors'' under the Israeli Companies Law.

        At least one member of the Committee shall be a ''financial expert'' under the Nasdaq National Market listing requirements and the rules of the Securities and Exchange Commission (''SEC'') as determined by the Board in its business judgment.

        The Committee's members and chairperson shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum for the transaction of business. The duties and responsibilities of a member of the Committee are in addition to the duties of a member of the Board.

C. Meetings

        The Committee shall meet at least once every fiscal quarter or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information, as necessary. The Committee shall meet separately periodically at such times as it deems appropriate with management, the internal auditor, representatives of the internal auditing department and the independent public accountant to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately. It is the responsibility of the Committee to maintain free and open communication between the Committee, the independent public accountant, the internal auditor and management of the Company.

D. Responsibilities

        To fulfill its responsibilities, the Committee shall:

        Internal Accounting and Financial Controls:

1. Review with management, the internal auditor and the independent public accountant, the adequacy of internal accounting and financial controls.

2. Evaluate whether management is effectively communicating, and ensuring employee understanding of, the importance of internal accounting and financial control effectiveness.

3. Determine whether internal accounting and financial control improvement recommendations made by the internal auditor and the independent public accountant have been appropriately implemented in a timely manner by management.

        Financial Reporting:

4. Periodically review and discuss with management and the independent public accountant significant accounting and reporting issues, including financial reporting pronouncements and proposals, and understand their impact on the Company's financial statements.

5. Review with management, the internal auditor, and the independent public accountant prior to their release the Company's annual financial statements and management's discussion and analysis of financial condition and results of operations.

6. Review with management and the independent public accountant prior to their release the Company's quarterly financial statements.

7. Discuss with management generally the types of information (including financial information and earnings guidance) to be disclosed in earnings press releases and earnings calls, as well as to analysts (paying particular attention to any use of ''pro forma,'' or ''adjusted'' non-GAAP information).

8. Discuss with the independent auditors the matters required by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit effort, restrictions on the scope of procedures or access to requested information and any significant disagreements with management.

9. Receive periodic reports from the independent public accountant regarding:

(a) critical accounting policies and practices;

(b) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountant; and

(c) other material written communications between the independent public accountant and management, including any management letter or schedule of adjusted differences.

10. Discuss with the U.S. national office of the independent public accountant issues on which it was consulted by the Company's audit team.

11. Review with the Company's general counsel legal and regulatory matters that could have a material impact on the financial statements.

12. Establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures.

13. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company.

        Business Irregularities and Legal Compliance:

14. Receive reports of suspected business irregularities and legal compliance issues through periodic and, when appropriate, immediate reporting by the Company's Director of Corporate Human Resources, as to matters coming to his or her attention through the Company's Code of Business Conduct. In the event that the committee is informed of any irregularities, it will suggest to the Board remedial courses of action. The Committee shall be fully entitled to rely on reports that it receives and shall be under no obligation to conduct any independent investigation or verification.

        Independent Public Accountants:

15. Retain and terminate the independent public accountant (subject to shareholder ratification). In making its determination regarding the retention or termination of the independent public accountant and otherwise as it deems necessary, the Committee shall:

(a) review the experience and qualifications of the senior members of the independent public accountant's team and the quality control procedures of the independent public accountant;

(b) receive written statements from the independent public accountant delineating all relationships between the independent public accountant and the Company, discuss with the independent public accountant any disclosed relationships or services that may impact the objectivity and independence of the independent public accountant, and recommend any appropriate actions to be taken; and

(c) review the independent auditor's written submission to the Company of annual fees billed in accordance with applicable rules of the SEC.

16. Pre-approve all audit engagement fees and terms, and review the scope of the independent public accountant's audit plan, including the scope, procedures and timing of the audit.

17. Pre-approve all non-audit services permitted to be provided to the Company by the independent public accountant under applicable law and SEC rules; provided, however, that for this purpose the authority of the Committee to approve non-audit services is delegated to the Chairperson provided that any approval of non-audit services other than by the Committee is presented to the Committee at its next scheduled meeting.

18. Discuss with management the timing and process for implementing the rotating of the lead audit partner and the reviewing partner as required by applicable law and SEC rules.

        Internal Audit:

19. Retain and terminate the internal auditor in accordance with the Israeli Companies Law, and approve the internal auditor's engagement fees and terms.

20. Review the internal audit function including its independence, effectiveness, proposed control review plans and resources for the coming year, and the coordination of such plans with the independent public accountant.

        Other Responsibilities:

21. Review and update this Charter annually and receive approval of changes from the Board.

22. Conduct an annual self-performance evaluation of the Committee.

23. Review and approve related party transactions with office holders and controlling shareholders as required by applicable law, the Nasdaq National Market listing requirements or as referred by the Board.

24. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain, at the Company's expense, independent counsel and other advisors to assist in the conduct of any investigations without separate approval from the Board.

25. Prepare a letter for inclusion in the Company's annual report that describes the Committee's composition and responsibilities, and how they are discharged.

*    *    *

        While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent public accountant. Nor is it the duty of the Committee to resolve disagreements, if any, between management and the independent public accountant or to assure the Company's compliance with laws and regulations.

        Last Revised: December 9, 2003

APPENDIX 1

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 3, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF GIVEN IMAGING LTD.

The undersigned hereby appoints Gavriel Meron, Zvi Ben David and Yoram Ashery, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares Given Imaging Ltd., an Israeli corporation (the "Company"), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the Company’s head offices at 13 Ha’Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, on Monday, May 3, 2004, at 16:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

May 3, 2004

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 3 THROUGH 8.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

				FOR	AGAINST	ABSTAIN

1. & 2. To elect the nominees listed at right to serve as directors of the Company until the next Annual General Meeting of shareholders and nominees to serve as outside directors of the Company for an additional term of three years until December 2007.

3.To increase the number of ordinary shares reserved for issuance under the 2003 Stock Option Plan by an additional 1,000,000 shares.
FOR ALL NOMINEES	NOMINEES:		4.To increase the Company’s authorized share capital and to amend the Company’s Memorandum and Articles of Association to reflect such increase.
Mr. Doron Birger
WITHHOLD AUTHORITY FOR ALL NOMINEES	Mr. Jonathan Silverstein
	Mr. Reven Baron		5.To approve compensation for the directors of the Company.
FOR ALL EXCEPT (See instructions below)	Dr. Dalia Megiddo
	Mr. Chen Barir		6.To approve the compensation of the President and Chief Executive Officer of the Company.
Mr. Eyal Lifschitz
	Mr. Gavriel D. Meron		7.To approve indemnification agreements and the extension of insurance coverage for certain directors of the Company.
	Mr. James M. Cornelius	for outside director
	Mr. Michael Grobstein	for outside director

8.To appoint the firm of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors until the Company’s next annual general meeting, and to authorize the Company’s board of directors to determine their remuneration.

INSTRUCTION:		To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder		Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.